

SWBC Investment Services, LLC

9311 San Pedro   Suite 600   San Antonio, Texas 78216

210.525.1241   800.527.0066   FAX: 210.525.9461

Member of FINRA & SIPC

February 28, 2020

SWBC Investment Services, LLC's Exemption Report

SWBC Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from C.F.R. §240.15c3-3 under the provisions of (k)(2)(ii). The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2019 through December 31, 2019 except as described on the attached Exhibit A.

I, John P. Tuohy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully,

John P. Tuohy
Chief Executive Officer
SWBC Investment Services, LLC



SWBC Investment Services, LLC

9311 San Pedro   Suite 600   San Antonio, Texas 78216

210.525.1241   800.527.0066   FAX: 210.525.9461

Member of FINRA & SIPC

Exhibit A

On twenty-five (25) occasions listed below, a branch investment representative failed to promptly forward a customer check:

Check received for $18,500.00 on 01/15/2019 was forwarded on 01/17/2019
Check received for $700.00 on 02/01/2019 was forwarded on 02/05/2019 at 5:38 pm
Check received for $30,000.00 on 02/26/2019 was forwarded on 02/27/2019 at 12:18pm
Check received for $134,035.55 on 03/07/2019 was forwarded on 03/08/2019 at 2:30pm
Check received for $1,673.00 on 03/13/2019 was forwarded on 04/08/2019 at 8:46am
Check received for $100.00 on 04/01/2019 was forwarded on 04/02/2019 at 3:36pm
Check received for $3,352.00 on 04/01/2019 was forwarded on 04/02/2019 at 3:44pm
Check received for $110,000.00 on 04/05/2019 was forwarded on 05/06/2019 at 12:00pm
Check received for $186,900.00 on 04/23/2019 was forwarded on 04/24/2019 at 12:50pm
Check received for $45.00 on 05/23/2019 was forwarded on 05/24/2019
Check received for $25,393.44 on 05/29/2019 was forwarded on 06/13/2019 at 5:35pm
Check received for $45.00 on 06/27/2019 was forwarded on 07/01/2019 at 12:40pm
Check received for $100,000.00 on 07/03/2019 was forwarded on 07/15/2019 at 5:04pm
Check received for $40,454.25 on 07/03/2019 was forwarded on 07/15/2019 at 5:05pm
Check received for $28,983.78 on 08/28/2019 was forwarded on 08/29/2019 at 2:49pm
Check received for $4,000.00 on 09/03/2019 was forwarded on 09/09/2019 at 2:40pm
Check received for $53,939.89 on 09/09/2019 was forwarded on 09/13/2019 at 10:28am
Check received for $15,000.00 on 09/12/2019 was forwarded on 09/18/2019 at 3:41pm
Check received for $30,000.00 on 09/30/2019 was forwarded on 10/01/2019 at 3:07pm
Check received for $334.33 on 10/22/2019 was forwarded on 10/23/2019 at 11:19pm
Check received for $19,463.38 on 11/12/2019 was forwarded on 11/13/2019 at 4:55pm
Check received for $128,528.34 on 11/12/2019 was forwarded on 11/13/2019 at 4:58pm
Check received for $32,252.97 on 12/06/2019 was forwarded on 12/09/2019 at 4:33pm
Check received for $86.56 on 12/06/2019 was forwarded on 12/09/2019 at 4:36pm
Check received for $10,000.00 on 12/12/2019 was forwarded on 01/09/2020 at 7:04pm